Exhibit 15.3

DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com
Darryl Steinhause darryl.steinhause@dlapiper.com T 858.638.6702 F 858.638.5002

September 28, 2016

VIA EDGAR AND OVERNIGHT MAIL

Sandra B. Hunter

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance - Office of Real Estate and Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Cottonwood Multifamily REIT II, Inc.
Draft Offering Statement on Form 1-A
Submitted July 1, 2016
CIK No. 0001677881

Dear Ms. Hunter:

This letter is submitted on behalf of Cottonwood Multifamily REIT II, Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated July 28, 2016 (the “Comment Letter”) with respect to the Company’s draft Offering Statement on Form 1-A (CIK No. 0001677881) submitted for non-public review pursuant to Rule 252(d) of Regulation A under the Securities Act of 1933, as amended, to the Commission on July 1, 2016, relating to the Company’s offering of up to $50,000,000 shares of common stock (the “Offering Statement”). The responses provided are based on information provided to DLA Piper, LLP (US) from the Company. The Company is concurrently submitting for review Amendment No. 1 to the draft Offering Statement (“Amendment No. 1”), which includes changes in response to the Staff’s comments. We have enclosed with this letter a marked copy of the Amended Submission, which was submitted today by the Company via EDGAR, reflecting all changes to the Offering Statement.

For your convenience, the Staff’s headers and numbering have been reproduced in italics herein, followed by the Company’s responses to each comment. Page references in the SEC’s comment refer to the Offering Statement and page references in the responses refer to Amendment No. 1. Defined terms used herein but not otherwise defined have the meanings given to them in Amendment No. 1.

General

1.	We note that you have included disclosure indicating that you intend to acquire all of your assets through joint ventures, and that you may make mezzanine loans or make preferred equity investments to or in entities that have been formed for the purpose of acquiring multifamily apartment communities. We further note that you believe you will conduct your operations so that neither you, nor your operating partnership or the subsidiaries of your operating partnership are required to register as investment companies under the Investment Company Act of 1940, as amended. Please note that we will refer your response to the Division of Investment Management for further review.

Sandra B. Hunter

September 28, 2016

Page Two

Response to Comment No. 1

The Company has been in contact with the Division of Investment Management regarding the treatment of the Company under the Investment Company Act of 1940.

2.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response to Comment No. 2

The Company’s repurchase plan provides that no repurchase of any shares may be made within 1 year from the date that the shares are acquired by a purchaser. The offering of shares is being made for a 1 year period. As a result, the Company does not believe that it will be possible for any repurchases to occur during the offering period. Notwithstanding the above, the Company has reviewed the repurchase plan and believes that the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. The Company will contact the Division of Corporation Finance, Office of Mergers and Acquisitions if any questions arise regarding the Company’s repurchase plan.

Sandra B. Hunter

September 28, 2016

Page Three

Management Compensation, page 57

3.	We note that your sponsor will be responsible for paying organizational and offering expenses. Please revise the management compensation table to reflect these expenses. Please also revise to disclose the amount of organizational and offering expenses incurred and paid to date.

Response to Comment No. 3

As discussed with the staff on telephone calls, the organizational and offering expenses are being paid by our sponsor and do not represent compensation to our sponsor or its affiliates. Our sponsor has incurred approximately $270,000 of organizational and offering expenses to date.

Legal Matters, page 117

4.	We note your disclosure that the validity of the shares being offered will be passed upon by DLA Piper LLP and that DLA Piper will also opine upon your qualification as a REIT for federal income tax purposes. We further note that you have filed legal and tax opinions as exhibits to this filing. Please revise your disclosure to reflect that DLA Piper has opined on these matters.

Response to Comment No. 4

We have revised the offering circular to reflect that the opinions of DLA Piper have been issued. See page 116 of Amendment No. 1.

Prior Performance Summary

5.	We note your disclosure that Cottonwood Multifamily REIT I has not yet begun operations. Please revise to disclose the amount of offering proceeds Cottonwood Multifamily REIT I has raised to date. Please also revise to disclose the percentage of the capital raised that has been identified for investment in that offering.

Response to Comment No. 5

Cottonwood Multifamily REIT I has raised approximately $6,700,000 as of September 26, 2016. Distributions to shareholders in Cottonwood Multifamily REIT I are anticipated to commence on October 1, 2016. Because no distributions have been made to date, we have not included this in the prior performance information in the offering circular. Cottonwood Multifamily REIT I has acquired three properties utilizing bridge loans from Cottonwood Residential O.P., LP. We have revised the offering circular to reflect these acquisitions. See Exhibit 15.1 of the Amendment No. 1.

Sandra B. Hunter

September 28, 2016

Page Four

If you have any questions or would like additional information regarding the offering please contact me at (858) 638-6702 or Amy Giannamore at (858) 677-1497.

Sincerely,

DLA Piper LLP (US)

/s/ Darryl Steinhause

Partner

DS